



Lukerative Enterprises LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.25%

Target Raise Amount: $124,000

Offering End Date: April 23, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Lukerative Enterprises LLC

Founded: January 8, 2008

Address: 275 E Historic Columbia River Highway, Troutdale, OR 97060

Industry: Full-Service Restaurants

Employees: 16

Website: https://lolosbosspizza.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- second location opening and upgrades

$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,280 Followers





Business Metrics:

	FY22	FY23	YTD 2/29/2024
Total Assets	$148,635	$169,535	$170,092
Cash & Cash Equivalents	$24,824	$56,568	$56,151
Accounts Receivable	$0	$0	$0
Short-term Debt	$0	$288	-$886
Long-term Debt	$0	$0	$0
Revenue	$815,765	$879,570	$132,138
Cost of Goods Sold	$231,244	$245,056	$36,157
Taxes	$0	$0	$0
Net Income	-$6,355	$77,710	$9,159

Recognition:

Lukerative Enterprises LLC (DBA LoLo's Boss Pizza) is consistently bursting at the seams. They are adding a second location just a couple miles down the road in Fairview. Their new venue will more than double their seating, delivery, and take-out capacity, plus feature a private group dining room and a small specialty food and wine market.

About:

Lukerative Enterprises LLC (DBA LoLo's Boss Pizza) is a local, woman-owned, profit-sharing pub serving delicious artisan pizza. Their decor celebrates the beautiful surroundings of the Columbia River Gorge. Their menu honors the area's food and wine producers--highlighting ingredients and products sourced close to home.

For more information, contact our Customer Support Team at support@thesmbx.com

